OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Paygevity, Inc.

Tower 49
12 East 49th Street
New York, NY 10017

www.paygevity.com

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	Paygevity, Inc.
Corporate Address	Tower 49, 12 East 49th Street, 11th Floor, New York, NY 10017
Description of Business	A supply chain fintech payment company in the B2B space
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$500.0

Convertible Note l Minimum $500.00 (US)

Note converts to equity when the company raises $1,000,000.00 or more in a priced round.

Maturity Date: 12/31/2020

$5.0MM Valuation Cap

17.5% Discount Rate

4.00% Interest Rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Paygevity. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $1,000,000.00. The highest conversion price per share is set based on a $5.0MM company valuation cap or if less then you will receive a 17.5% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Paygevity, headquartered in NYC, enables corporations to optimize their cash by extending their payment terms. At the same time, Paygevity provides the corporation's suppliers with fast access to cash at slight discounts. Through financial innovation and technology, Paygevity's supply chain financial payment program enables corporations and their suppliers to reach their working capital goals.

Paygevity's PromptPay platform, developed by Salesforce, allows corporation's to fund early payments to their supply chain without ever using their own corporate cash. Corporations get to offer their supply chain a portal that serves as their funding source whenever they need it most.

Sales, Supply Chain, & Customer Base

Paygevity's customer base is comprised of the large corporations. Sales are generated from the invoice discount charged to corporate suppliers who elect into Paygevity's PromptPay platform.

Competition

Paygevity operates in a $1.0 trillion market. The supply chain finance market is comprised of the sum of the account payable amounts of all the Fortune 1000 corporations in the U.S. Typically, corporations dot not exclusively offer 100% of their supplier payables to one supply chain finance company. Taulia and PrimeRevenue are the main competitors in the supply chain fintech marketplace.

Liabilities and Litigation

None.

The team

Officers and directors

Neil Rothenberg	Founder, Chairman, & CEO

Neil Rothenberg
Neil H. Rothenberg has served as Founder, Chairman, and CEO of Paygevity, Inc since February, 2015., an innovative, disruptive and scalable, Supply-Chain, FinTech payment company. Paygevity has a "win-win" business model. It contracts with many of the Fortune 1000 corporations and offers them increased flexibility in their working

capital management. At the same time, Paygevity "promptly" pays the selected suppliers to these Fortune 1000 corporations. No longer does a supplier to a Fortune 1000 corporation have to wait 45, 60, or 90 days to get paid on their approved invoices. During the mid-1990's Mr. Rothenberg was an investment banker at Dillon, Read & Co., Inc. and Prudential Securities Inc. He provided M&A advisory as well as debt and equity underwritings for institutions operating in the financial services sector. In the late-1990's Mr. Rothenberg was recruited by CIT Group's Merchant Banking Division. At CIT Mr. Rothenberg provided factoring loans, bank loans, mezzanine loans with warrants, and equity investments to small and mid-size corporations. Starting in 2002 Mr. Rothenberg joined the hedge fund industry as a portfolio manager of Corporate Credit, Fixed Income and Distressed Debt. He managed funds for Ramius Capital Group, an affiliate of Paloma Partners, and M.D. Sass. Mr. Rothenberg holds an MBA in Finance from Columbia Business School and a BA in Political Science from Emory University.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Innovative Product** PromptPay is an innovative product. Regardless of any current perceptions of the market, there's no guarantee that PromptPay will gain significant acceptance with corporations. Not all C-Suite executives are open to change and innovation. There can be long, unexpected delays in certain corporations adopting Paygevity's PromptPay platform.
- **Availability of 3rd-Party Funding Partners (i.e. Financial Institutions)** It's Paygevity's 3rd-Party Funding Partners (i.e. financial institutions) that provide the payments (i.e. capital) to each and every supplier. 3rd-Party Funding Partners have the Account Payable contract from the large corporation as their collateral. Accordingly, all 3rd-Party Funding Partners base their funding decision on the short-term credit profile of the large corporation. There's no guarantee that Paygevity will find a 3rd-Party Funding Partner for every corporation that seeks to join PromptPay. On a "best efforts" basis Paygevity tries to find 3rd-Party Funding Partners for each corporation that seeks to join Paygevity. Corporations with weak credit profiles will have a much more difficult time securing funding by a 3rd-Party Funding Partner than a corporation with a strong credit profile. Accordingly, corporations with weak credit profiles will not be able to join Paygevity's PromptPay platform. Therefore, there can be long, unexpected delays in certain corporations joining Paygevity's PromptPay platform.
- **Technological Challenges** New costs involving technological upgrades to Paygevity's PromptPay platform and integration of Paygevity's PromptPay

platform come up from time-to-time. Paygevity is required to integrate its PromptPay technology platform into the ERP systems (i.e. SAP or Oracle) of the large corporations. There is no guarantee that Paygevity will always have the necessary funds on hand to pay for these technological costs. That could result in delaying revenue recognition.

- **Competitors Better Positioned** Competitors to Paygevity have been around for a longer period of time and are in a much stronger financial position than Paygevity. Typically, a corporation will not "switch" its supply chain fintech program from one company to another. Therefore, there is a "first-mover" advantage in the market that Paygevity operates in. Therefore, if a competitor has already made progress selling its supply chain fintech platform with a corporation than it's likely that the corporation will adopt the competitors program.
- **Growth Rate** We could fail to achieve the growth rate that we expect. There can be delays in many large corporation's signing on to Paygevity's platform. In addition, not every supplier will voluntarily accept a discount on its invoice in order to get paid immediately. Some suppliers are content waiting the 60 or 90 days to get paid in-full by the corporation. Therefore, there is no guarantee that Paygevity will achieve a high growth rate in its revenues.
- **Rely Upon Business Developer Sales Contractors (BDSCs)** As a startup, we rely upon many different Business Developer Sales Contractors (BDSCs). These BDSC's are responsible for introducing Paygevity to the Treasurers/CFOs of the large corporations. BDSCs do not earn a salary. Instead, each BDSC is paid on a success-based, commission-based basis only. Therefore, BDSC's are not full-time employees and have other interests outside of Paygevity. Therefore, there can be delays in getting sales introductions to the large corporations.
- **Attract and Retain Other Highly Qualified Personnel** As an innovative, supply chain fintech payment company, there is no guarantee that we can attract and retain other highly qualified personnel. Paygevity sells its product and services to C-Suite professionals at the large corporations. Senior personnel are required to provide trusted, advisory and consultative services to these C-Suite professionals. Most highly qualified personnel are already working for other employers. Paygevity must be able to attract and retain these trusted, advisory personnel.
- **Illiquid Investment in Convertible Note** As an investor in Paygevity's Convertible Note your investment could be illiquid for a long period of time. The Conversion "trigger" is based on the timing and size (i.e. north of $1.0 million) of a future Preferred Security investment into Paygevity. Substantial revenue growth is necessary for Paygevity to attract north of a $1.0 million Preferred Security investment. There is no way to guarantee the exact timing of when that Preferred Security investment will occur.
- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including software development, financing, supply chiang management, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third

parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Neil Rothenberg, 88.0% ownership, Founder's Shares
- Douglas Loutit, 12.0% ownership, Founder's Shares

Classes of securities

- Common Stock: 1,000

Voting Rights

The holders of shares of the Company's common stock, $0.01 par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common

Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a holder of Convertible Promissory Notes, you will have no voting rights. Even upon conversion of the Convertible Notes purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We are an innovative startup and have not yet generated any revenues. Over the last thirty months we have raised approximately $984,000. A majority of that money has been used to develop our PromptPay technology platform, and for marketing, administration and working capital purposes. Our technology partner, Salesforce, completed the development of our PromptPay technology platform. All costs and expenses related to the development of our PromptPay technology platform are accounted for as Intangible Assets. These are primarily comprised of Capital Acquisition Costs, License Fees, Trademark Costs and Organizational Expenses. Amortization will commence upon the full implementation of our platform.

Financial Milestones

The company has undergone the following former financial milestones:

1. **April 2016 - Paygevity and Salesforce Form Partnership:** Salesforce develops Paygevity's PromptPay technology platform.
2. **May 2016 - Fortune 500 Beta Client Launches:** A Fortune 500 corporation in the Consumer Goods sector launches a pilot program with Paygevity.
3. **August 2017 - 2 New Corporations Seek to Join:** One corporation operates in the Industrial Sector and the other corporation operates in the Aerospace Sector.
4. **June 2017 - Paygevity Raises Close to $1.0 Million in its Convertible Note Round:** All Investor Capital from StartEngine will be added to the same Convertible Note

Going forward the company will seek to raise $107,000 through a Regulation Crowdfunding campaign, with a contemplated increase of up to $1,070,000 if the offering maximum becomes oversubscribed.

Management currently forecasts 2018, 2019 and 2020 revenue of $2.6 million, $8.4

million and $14.9 million, respectively, and believes the company will generate positive net income beginning in 2019. This is based on projected enterprise sales clients of 1, 3, and 6 over those years, respectively.

Liquidity and Capital Resources

The company is currently generating nominal operating losses, however it requires the continued infusion of new capital to scale growth, upgrade and integrate it's technology with client platforms, and capture client sales. The company is currently offering concurrent capital raising through private placement for up to $1,500,000, of which $984,000 has already been received. Please see the Recent Securities Offerings section for more details. If the company raises it's offering minimum ($10,000), it can sustain operations at full scale for 1/2 month, and if it raises ($107,000) it can fund operations for 5 months. The company is not dependent on the regulation crowdfunding offering to sustain it's operations, and has other significant sources of capital available, including cash on hand from previous investors. Even If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

As of September 27, 2017, the company has outstanding convertible promissory notes for an aggregate total of $$635,000 amongst 9 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, with a 17.5% discount on the conversion price. The company also has outstanding convertible promissory notes for an aggregate total of $$349,000 amongst 30 investors . The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, at the lessor of either a $5,000,000 valuation cap or a 17.5% discount on the conversion price.

Recent offerings of securities

- 2017-09-17, 4(a)(2), 984000 Convertible Notes. Use of proceeds: Technology Development & Working Capital. $984,000 raised in aggregate. Material Terms - Convertible Note | Conversion to equity when the company raises $1M in qualified equity financing; Maturity Date: December 31, 2020; $5M valuation cap; 4% yearly interest rate; 17.5% Discount

Valuation

$5,000,000.00

The "Conversion Price" shall mean the lesser of (a) the price per share implied by a fully-diluted pre-money valuation of $5,000,000 (the "Capped Price") or (b) 82.5% of the price per share paid by the participating investors.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Technology	$4,700	$50,290
Marketing	$940	$10,058
Working Capital	$3,760	$40,232
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000, we believe the amount will last us 5 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

Technology: Platform/system upgrades, building own custom API or integration costs

Marketing: Website upgrades, Marketing Agency (content marketing / SEC focused)

Working Capital: Administrative and professional services (legal, accounting, office)

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.paygevity.com in the Blog section labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Paygevity, Inc.

[See attached]

I, Neil Rothenberg (Print Name), the CEO (Principal Executive Officers) of Paygevity, Inc. (Company Name), hereby certify that the financial statements of Paygevity, Inc. (Company Name) and notes thereto for the periods ending December 31, 2015 (beginning date of review) and December 31, 2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] 2016 the amounts reported on our tax returns were total income of $ (373,862) taxable income of $ Ø and total tax of $ Ø.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th of October 2017 (Date of Execution).

[signature] (Signature)

CEO (Title)

October 4th, 2017 (Date)

Paygevity, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

Paygevity, Inc.
Index to Financial Statements
(unaudited)

Paygevity, Inc.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

			ASSETS	
		2015		**2016**
Cash		$ 135,000.0		$ 98,000.0
Property and Equipment, net		$ 5,500.0		$ 13,500.0
Platform and Product in Development		$ 95,000.0		$ 55,458.0
Intangible Assets		$ 150,500.0		$ 253,560.0
TOTAL ASSETS		$ 386,000.0		$ 420,518.0
		LIABILITIES and STOCKHOLDERS EQUITY		
		2015		**2016**
Short Term Debt / Accounts Payable		$ 12,000.0		$ 18,900.0
Long Term Debt		$ 535,000.0		$ 775,500.0
TOTAL LIABILITIES		$ 547,000.0		$ 794,400.0
STOCKHOLDERS EQUITY				
Deficit		$ (161,000.0)		$ (373,882.0)
TOTAL LIABILITIES and STOCKHOLDERS EQUITY		$ 386,000.0		$ 420,518.0

Paygevity, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

		INCOME STATEMENT	
		2015	**2016**
Revenues		0	0
Expenses		$ (161,000.0)	$ (373,882.0)
Net Income		$ (161,000.0)	$ (373,882.0)

Paygevity, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock	
	Shares	Amount
February 19,2015		
Common Stock		
Issuance to Founders (2/19/17)	1,000	$ 10.00
December 31, 2015	1,000	10
Common Stock		
December 31, 2016	1,000	0

Paygevity, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

		STATEMENTS OF CASH FLOWS	
	2015		**2016**
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating Loss	$ (161,000.0)	$	(373,882.0)
Increase (Decrease) in:			
STD/Accounts Payable	$ 12,000.0	$	18,900.0
NET CASH USED BY OPERATING ACTIVITIES	$ (149,000.0)	$	(354,982.0)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of Fixed Assets	$ (5,500.0)	$	(13,500.0)
Platform and Product in Development	$ (95,000.0)	$	(55,458.0)
Licensing Fees	$ (18,000.0)	$	(45,200.0)
Organizational and Trademark Costs	$ (70,500.0)	$	(101,000.0)
NET CASH (USED) BY INVESTING ACTIVITIES	$ (189,000.0)	$	(215,158.0)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Convertible Debt	$ 385,000.0		565000
Convertible Debt Acquisition Costs	$ (23,100.0)	$	(33,900.0)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 361,900.0	$	531,100.0
NET INCREASE (DECREASE) IN CASH	$ 23,900.0	$	(39,040.0)
CASH AT BEGINNING OF YEAR	$ 111,100.0	$	137,040.0
CASH AT END OF YEAR	$ 135,000.0	$	98,000.0

NOTE 1 – NATURE OF OPERATIONS

[Paygevity, Inc.] M.R.

Paygevity, Inc. was formed on February 19, 2015 ("Inception") in the State of DE. The financial statements of [[redacted]] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Paygevity, headquartered in NYC, enables corporations to optimize their cash by extending their payment terms. At the same time, Paygevity provides the corporation's suppliers with fast access to cash at slight discounts. Through financial innovation and technology, Paygevity's supply chain financial payment program enables corporations and their suppliers to reach their working capital goals.

Paygevity's PromptPay platform, developed by Salesforce, allows corporation's to fund early payments to their supply chain without ever using their own corporate cash. Corporations get to offer their supply chain a portal that serves as their funding source whenever they need it most.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

[2015] [2016] N. R.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, [redacted] and [redacted]. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from fees collected from supplier invoices that elect to receive discounted early payment (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of September 27, 2017, the company has outstanding convertible promissory notes for an aggregate total of $$635,000 amongst 9 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, with a 17.5% discount on the conversion price.

The company also has outstanding convertible promissory notes for an aggregate total of $$349,000 amongst 30 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, at the lessor of either a $5,000,000 valuation cap or a 17.5% discount on the conversion price.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000 shares of our common stock with par value of $0.01. As of

October 4, 2017 the company has currently issued 1,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 4, 2017, the issuance date of these financial statements. The company has undergone the following financial milestones.

August 2017 - 2 New Corporations Seek to Join: One corporation operates in the Industrial Sector and the other corporation operates in the Aerospace Sector.

September 2017 - Paygevity Raises Close to $1.0 Million in its Convertible Note Round: The company is currently offering concurrent capital raising through private placement for up to $1,500,000, of which $984,000 has already been received.

As of September 27, 2017, the company has outstanding convertible promissory notes for an aggregate total of $$635,000 amongst 9 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, with a 17.5% discount on the conversion price.

The company also has outstanding convertible promissory notes for an aggregate total of $$349,000 amongst 30 investors. The notes bear interest of 4% per year, with the balance due at maturity on December 31, 2020. The Note converts to equity when the company raises $1M in qualified equity financing, at the lessor of either a $5,000,000 valuation cap or a 17.5% discount on the conversion price.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Paygevity is pending **StartEngine Approval.**



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Paygevity

A Supply Chain, FinTech Payment Company

Small OPO · New York, NY · Financial Services · Accepting International Investment

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The Product – PromptPay™
secure, encrypted cloud infrastructure
Company
PromptPay™ Platform
Vendor
PromptPay™ Platform

An Investment in Paygevity is an Investment in the Future of America's Supply Chain Community

For the last 50 years large corporations in the U.S.A. have been paying their suppliers in 45, 60, 90 and even 120 days. If you have ever supplied a good or service to a large corporation you know exactly how painful this long waiting period is to your business (and your family). Large corporations are late payors to their suppliers not because they don't have the cash. It's just the opposite. Some of the largest corporations in

Seed round proceeds will help upgrade PromptPay™ with seamless integration into ERP systems


salesforce
ORACLE
SAP
ORACLE
PEOPLESOFT

I was inspired to build Paygevity because I wanted to help small businesses get paid immediately on their invoices and disrupt the "vulture-like" commercial banking industry. I named the company Paygevity because I strongly believe that "paying businesses promptly leads directly to the longevity of a business." Paygevity is able to transform the supply chain industry through financial and technological innovation. With the explosive growth of Paygevity's fintech payment platform, PromptPay, no longer does a small business supplier have to wait 45, 60, 90 or 120 days to get paid on their invoices. No longer does a small business supplier have to take out a "crippling" working capital loan to survive. Paygevity, through the help (and capital) of its 3rd Party Funding Partners on Wall Street, is able to pay ALL suppliers IMMEDIATELY on their invoices and takes a Discount off their invoice amount that can be as low as 1.00% or even lower than 1.00%.

Paygevity's technology partner is the company, Salesforce. The engineers at Salesforce developed Paygevity's PromptPay technology platform for Paygevity. It's important to note that Paygevity owns 100% of the Intellectual Property ("IP") of PromptPay. One of the many benefits Paygevity gets from its partnership with Salesforce is that ALL of the Supplier Account Payable data provided to Paygevity from the large corporation is stored on Salesforce's cloud infrastructure. Therefore, the large corporations have the added comfort that their data is safe, secure and encrypted on the Salesforce cloud.

the U.S.A. that are late payors have billions of dollars of cash on their balance sheets. Corporations are late payors to their suppliers because they would rather use their cash in ways that maximize their shareholder value. For example, corporations typically use their hoards of cash for capital expenditures, research & development, investment in new business units, acquisitions, share buybacks, raising their dividends, etc. These uses of cash contribute directly to maximizing a corporation's shareholder value.

Paying suppliers on time can be described as an "ethical and noble" business practice; however, it does nothing to maximize a corporation's shareholder value.

Who suffers because of these late payment cycles? The (small business) supplier suffers!

How can a small business supplier wait 90 days to get paid from their large corporate customer? They can't! Suppliers have to make payroll to their employees every 14 days, buy inventory, keep the lights on and run their operations on a daily basis. Where do suppliers go in order to carry them (or float them) during these long payment cycles? Suppliers have gone to various commercial bank branches and requested a working capital loan. Unfortunately, these loans, called "Factoring Loans" or "Working Capital Loans" carry "crippling" terms and conditions on the supplier's business -- (1) high interest rates, (2) high fees, (3) personal guarantees required (i.e. pledging one's house as additional collateral), and (4) very low Loan-to-Value ("LTV") advance rates (typically 70% - 80% of the invoice/account receivable amount).

Solving an efficient supply chain problem, decades in the making, is hard to fix overnight. We need your help to rebuild the backbone of this country--small business!

Convertible Note l Minimum $500.00 (US)
Note converts to equity when the company raises **$1,000,000.00** or more in a priced round.
Maturity Date: 12/31/2020
$5.0MM Valuation Cap
17.5% Discount Rate
4.00% Interest Rate

What is a Convertible Note?
A **convertible note** offers you the right to receive shares in Paygevity. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $1,000,000.00. The highest conversion price per share is set based on a $5.0MM company valuation cap or if less then you will receive a 17.5% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Solving an Inefficient Supply Chain Problem, Decades in the Making, Is Hard to Fix Overnight

Your investment capital is going to "Fix" this problem and rebuild the backbone of America **-- small business!** Here is a list of some of the progress we have made to date:

- Paygevity's partner, Salesforce, developed our PromptPay platform.
- Paygevity has a beta pilot program running with a Fortune 500 consumer goods corporation.
- Paygevity has been asked to onboard sizeable account payable programs for 2 new large corporate clients.
- Paygevity has already raised $1.0 million in its Convertible Note.


International Origination Coverage
International network of business developers + originators
BOS
CHI
DET
CT
SF
NY
NJ
KC
LA
DC
PHX
ATL
DAL
SD
MIA
HOU
LDN
PAR


Traction
Launched in March 2016
1 Fortune 500 client pilot ($200bn company)
3 late stage negotiations (incl. $70bn Fortune 500 industrial)
Pitch & Demo
NDA Signed
Data Tape Received
Indicative Pricing
Client Onboarded
Pilot Underway
Fortune 500 Consumer Giant
Fortune 500 Industrial
Investment Grade Healthcare Co.
P/E Backed Construction Giant
Manufacturing Company
IT Wholesaler

Paygevity's Product


PAYGEVITY
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A123-789106
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A123-789107
PromptPay™ Platform - Supplier
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Invoice Information
Invoice# A123-789107
Status Requested PromptPay™
PO# 83
Buyer Anheuser Busch
Invoice Date 5/1/2015
Vendor ABC Bottling
Invoice Amount $110,000
Created Date 5/1/2015 11:37 AM
Invoice Submitted Date 5/1/2015 11:38 AM
Charged Percentage 3.00%
Net Amount
Payment Due Date from Buyer $106,700
Remaining Days#
Comment Thank you for providing PromptPay as an option. This has really helped!
All the Best. John
Invoice's Attachments
Title
Created Date
Created By
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Paygevity's PromptPay Technology Platform "Collapses the Window of Time" between a Corporation's Approval Date of an Invoice and the Actual Payment Date to that Supplier

There's a **"SUPPLY CHAIN FACT"** that is not known by most people. The **FACT** is that most corporations **APPROVE** invoices from their suppliers **IMMEDIATELY**; however, they **DO NOT PAY their suppliers for 45, 60, 90 or 120 days. That is a LENGTHY "WINDOW of TIME" to wait to get paid.** Through Paygevity's technological innovation that **WINDOW of TIME is COLLAPSED**. In other words, as soon as a corporation automatically notifies Paygevity's technology platform that it **APPROVED** an invoice (i.e. the supplier's goods or services are satisfactory to the corporation) slightly discounted **PAYMENTS** are made **INSTANTANEOUSLY** to the supplier.

Paygevity is selling working capital flexibility to both the supplier and the corporation. Suppliers get paid immediately on their invoices at very slight discounts AND corporations get to further extend their Days Payable Outstanding ("DPO") to 120 days and beyond. It's a **Win-Win** business model!



Paygevity's Win-Win Value Proposition
3rd PARTY FUNDING PARTNERS WIN
Intl. banks & asset managers gain access to US domestic corporate credit in new format (CP substitute)
"Auction" platform of Third - Party Funding Partners results in the best execution price offered to suppliers
$ $ $
PAYGEVITY
LARGE CORPORATIONS WIN
Paygevity implements customized supply chain finance program
Funding partners are new source of off balance sheet financing
Connecting supply chain community members and sharing data with each other
SUPPLIERS WIN
Suppliers of all sizes (Tier 1 – Tier 10) get financing
Get paid immediately upon invoice approval
Cheaper financing based on Corporation's short-term credit spreads

What Makes Paygevity unique?

- Disruptive to existing commercial banking and factoring sectors
- Industry receptive to innovation
- Institutional Accounts Payable Payment Platform to Fortune 1000 corporations
- Highly scalable business model
- Highly profitable business model with very low risk profile
- 3rd-Party Funding Partners on Wall Street provide the capital for payments to suppliers
- Win-Win Business Model--Working Capital Flexibility to suppliers and corporations
    - Corporations can extend their Days Payable Outstanding
    - Suppliers get paid immediately at very low discounts to their invoices without ever posting collateral

A $1.0 Trillion Market

The total Account Payables amount of Fortune 1000 corporations based in the U.S. is approaching $1.0 Trillion. All Fortune 1000 corporations fall in Paygevity's targeted market. (Fortune Magazine).

Target Market Segments

Large Untapped Opportunity (c. 80% of market)

Domestic banks' current focus is on IG-rated corporates and Tier 1 Suppliers


Tier 1 Suppliers
Tier 10 Suppliers
Investment Grade Corporations
Sub-Investment Grade Corporations
Domestic Banks
Startups
taulia
PrimeRevenue
PAYGEVITY

Sliding Scale Revenue Model

Paygevity's margin varies by supplier's size and Corporation's credit rating


Tier 1 Suppliers
Tier 10 Suppliers
Investment Grade Corporation (BBB or higher)
Sub-Investment Grade Corporation (BB or lower)
3rd Party Funding = LIBOR +
1.00%
4.00%
Paygevity Margin =
0.50%
1.50%

We Need Your Help to Rebuild the Backbone of this Country -- Small Business

What is most compelling for investors? It's that Paygevity:

- Has the ability to scale very quickly.
- Its large corporate clients renew their business with Paygevity for many, many years going forward.

Market Opportunity

"The Fortune 1000 account payables domestic marketplace is valued at over $1.0 trillion"



February 2015

Paygevity Founded

Paygevity formed to provide large corporations and their suppliers with working capital flexibility through customized supply chain payment solutions.

April 2016

Paygevity and Salesforce Form Partnership

Salesforce develops Paygevity's PromptPay technology platform.

May 2016

Fortune 500 Beta Client Launches

A Fortune 500 corporation in the Consumer Goods sector launches a pilot program with Paygevity.

June 2017



Paygevity Raises Over $1.0 Million in its Convertible Note Round

All Investor Capital from StartEngine will be added to the same Convertible Note

August 2017

2 New Corporations Seek to Join

One corporation operates in the Industrial Sector and the other corporation operates in the Aerospace Sector.

October 2017

Paygevity Launches StartEngine Campaign

Use of proceeds for the integration of PromptPay platform into the ERP systems of the large corporations.

Sometime in 2018



Paygevity Expected to Raise its Series A Preferred Round

The initial Valuation on Paygevity is set at this time (ANTICIPATED)

Sometime in 2018


WALL ST

Paygevity Develops Exchange/Marketplace

Paygevity develops proprietary, electronic, auction-based, exchange place (ANTICIPATED).

In the Press

YAHOO! FINANCE

CROWDFUND INSIDER

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Meet the Founder



Neil Rothenberg

Founder, Chairman, & CEO

Neil H. Rothenberg has served as Founder, Chairman, and CEO of Paygevity, Inc since February, 2015., an innovative, disruptive and scalable, Supply-Chain, FinTech payment company. Paygevity has a "win-win" business model. It contracts with many of the Fortune 1000 corporations and offers them increased flexibility in their working capital management. At the same time, Paygevity "promptly" pays the selected suppliers to these Fortune 1000 corporations. No longer does a supplier to a Fortune 1000 corporation have to wait 45, 60, or 90 days to get paid on their approved invoices. During the mid-1990's Mr. Rothenberg was an investment banker at Dillon, Read & Co., Inc. and Prudential Securities Inc. He provided M&A advisory as well as debt and equity underwritings for institutions operating in the financial services sector. In the late-1990's Mr. Rothenberg was recruited by CIT Group's Merchant Banking Division. At CIT Mr. Rothenberg provided factoring loans, bank loans, mezzanine loans with warrants, and equity investments to small and mid-size corporations. Starting in 2002 Mr. Rothenberg joined the hedge fund industry as a portfolio manager of Corporate Credit, Fixed Income and Distressed Debt. He managed funds for Ramius Capital Group, an affiliate of Paloma Partners, and M.D. Sass. Mr. Rothenberg holds an MBA in Finance from Columbia Business School and a BA in Political Science from Emory University.

And the Rest of the Team



James Hickman

Director of Operations

James ("Jay") joined Paygevity in June of 2017. He has been actively involved with finding and vetting early stage venture investments, business development, management and strategy formulation of portfolio companies leading to several M&A exits. Jay spent fifteen years on Wall Street, mostly as a sell side equity research analyst, conducting primary research on public companies and industries, picking stocks, developing market price forecasting models and integrated P&L, balance sheet and cash flow models. He was on the Institutional Investor All America Research Team in the Major Chemicals category, was recognized as a Wall Street Journal All Star in both the Stock Picking and Earnings Forecast Accuracy categories, and was among the top five analysts at Credit Suisse in a department of over one hundred as voted by Tier 1 institutional money managers. Jay earned a BA in History from Williams College and an MBA from New York University Stern School of Business, with additional coursework equivalent to a Masters in Accounting. Dreamfield Ventures (Chief Investment Officer 2015 - 2017), HVM Capital, LLC (Chief Investment Officer 2014 - 2016), Crow Point Partners, LLC (Investment Principal 2012 - 2014)



Nick Underwood

Director of Compliance

Mr. Underwood joined Paygevity in June of 2017. He is an experienced financial professional with a deep knowledge base in low-latency, algorithmic trading of multiple asset classes on U.S. and international markets. He also possesses a strong background in asset management, investor relations, compliance and regulatory issues. Comfortable interfacing with personnel at all levels of seniority across varied areas of expertise, his extensive industry-wide network of relationships encompasses key decision makers at exchanges, brokerage houses, vendors and trading firms. Mr. Underwood has a proven track record of translating effective action plans into profit opportunities. Prior to his career in finance, Mr. Underwood parlayed his experience in sales, marketing and accounting within the music industry into a leadership role at an Internet radio start-up. He was next invited by the founder of that start-up to define a role for himself at the founder's successful hedge fund. Thus began a career in finance that encompasses asset-raising and investor relations, business development and deal negotiation, due diligence and regulatory audit response management, policy design and project management. More recently, Mr. Underwood drew on his knowledge of capital markets and building new businesses to help launch a fledgling online investment management firm. qplum (Operations 2015 - 2016), Spire Europe Limited (Director 2008 - 2014)



Louis A. Young II

Director of Technology

Mr. Louis A. Young II joined Paygevity in March of 2017. He is a technology executive and former CIA officer with a career-long history of entrepreneurial innovation, high performance leadership, and integrated C-suite experience in operations, finance, and business development. Mr. Young has served in various senior management, program management, management consulting, and start-up positions where he has helped C-Suite executives, Fortune 500 firms, government leaders, and civil society organizations effectively leverage systems engineering, network engineering, software development, and operational analysis—along with geopolitical and macro-economic insights—to develop bespoke solutions for customers. He has also managed both public and private sector initiatives and advanced research on big data analytics, machine learning, artificial intelligence, and financial technology subject matters. From 2014 to 2017 Mr. Young was a Deputy Operations Manager at Leidos Corporation (LDOS; formerly SAIC), Mr. Young served as a Defense and Intelligence Group Program Portfolio Manager, a Mission Solutions Division leadership team manager of a 900+ personnel organization with annual revenues of $250M, and surge Deputy Operations Manager for a ~$100M Mission Solutions program providing systems engineering, network engineering, and software development for a US Government Customer. He was recognized by C-Suite leaders for his efforts to align division processes, standards, and checks and balances to reflect and support financial, program execution, and performance goals of the larger corporation. In 2015, he was awarded Leidos' Annual Achievement Award for Excellence in Large Program Management for providing superior levels of client satisfaction, exceeding performance goals within budgets/schedule, and overcoming difficult obstacles. Mr. Young is the founder of the Asymmetric Studies Institute (ASI) at The Johns Hopkins University—an independent 501c3 think tank examining international relations topics. ASI emphasizes the use of cognitive and predictive analysis research techniques to further the discovery and evaluation of cutting-edge science and technology advancements while also advancing operations leadership knowledge through the study of the human-dynamics and its impact on organizational decision-making. Mr. Young served as an ASI board member and university guest lecturer where he designed and taught custom accredited



Mike Rossmeier

Director of Business Development

Mike Rossmeier joined Paygevity in March of 2017. He has concentrated on New Business Development in the Commercial Banking Departments of JPMorgan Chase, Citibank, American Chartered and First American. His experience includes capital markets, private equity financing, asset-based lending, treasury services, international trade, private banking and investment services. He has also been retained as a financial consultant on bond issuances for nonprofit and religious organizations, and as an advisor to startups in energy, human resources, media and advertising, and information technology. Mike is a graduate of Lawrence University in Appleton, Wisconsin, and has an MBA in Finance and Accounting from Northwestern Kellogg School of Management. Binfer LLC (Business Development 2016 - 2017), First American Bank (Vice President 2015 - 2016), Fresco Property Advisors (Director 2013 - 2015)

courses focusing on various international relations, science and technology, and leadership-related subjects. Born and raised in Baltimore, Maryland, he received his B.A. in Political Science from Johns Hopkins University and an MBA from Cornell University's Johnson School of Management with a concentration in entrepreneurship and innovation. Mr. Young is also a classically trained painter who enjoys powerlifting, riding motorcycles, and reading in his free time.

Offering Summary

Company	Paygevity, Inc.
Corporate Address	Tower 49, 12 East 49th Street, 11th Floor, New York, NY 10017
Description of Business	A supply chain fintech payment company in the B2B space
Type of Security Offered	Convertible Note
Minimum Investment Amount (per investor)	$500.0

Convertible Note l Minimum $500.00 (US)

Note converts to equity when the company raises $1,000,000.00 or more in a priced round.

Maturity Date: 12/31/2020

$5.0MM Valuation Cap

17.5% Discount Rate

4.00% Interest Rate

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in Paygevity. The number of shares you will receive in the future will be determined at the next equity round in which the Company issues capital equity in the Company to any venture capital, institutional or other investor(s) in an aggregate amount of at least $1,000,000.00. The highest conversion price per share is set based on a $5.0MM company valuation cap or if less then you will receive a 17.5% discount on the price the new investors are purchasing. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

The supply chain community is much like a horse race. Some suppliers to the large corporations operate at major disadvantages and are seen as the underdogs. Large corporations, on the other hand, are seen as having an advantage over their suppliers and are seen as the favorite. Paygevity levels the playing field. Hi, I'm Neil, the Founder and CEO of Paygevity. Paygevity is a business-to-business financial technology company. Our core mission is to provide prompt payment funding to suppliers, on their invoices to the large corporations. What does that mean? For decades the small business supplier to the large corporation has had to wait 45, 60, 90 or sometimes even 120 days to get paid for their goods or services. Not only are these small businesses kept from moving forward, but the families behind them suffer, too. Now however, with Paygevity's innovation, we will pay the supplier in under ten days, and we will wait the 90 or 120 days to get paid back by the large corporation. That's why we take a nominal processing fee on the invoice amount for our services. "Small and medium-sized companies need cash flow to be competitive. ...and waiting to get paid hurts small businesses because it can stop them dead in their tracks. Paygevity's payment platform provides a connective technology that lets both buyer and seller win. As a former Goldman Sachs executive, I take pride in helping fulfill the American dream, and so should you. Paygevity's technology platform makes business better," says Devin Wicker, former Goldman Sachs Executive. In November of 2014, about 45 of the Fortune 500 companies took a pledge to The White House and the Small Business Administration to start paying faster. ...but solving an inefficient supply chain problem, decades in the making, is hard to fix overnight. An investment in Paygevity is going to help small business owners meet their cash flow needs and succeed in the marketplace. Why do we call it Paygevity? Simple -- Paying businesses promptly leads directly to the longevity of a business. While we do have a few competitors out there, most of them are foreign-based. An investment in Paygevity is an investment in the future of America's supply chain community. We need your help to rebuild the backbone of this country.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed (the "Oversubscription Offering"). Providing that subscriptions for Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

<table>
<tr><td></td><td>If to the Company, to:</td><td></td></tr>
<tr><td></td><td colspan="2">If to a Subscriber, to Subscriber's address as shown on the signature page hereto</td></tr>
</table>

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 4% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Note to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Note resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Upon the closing of a sale event at any time the Notes remain outstanding, each holder of a Note may elect to (i) convert the outstanding principal amount of and all accrued but unpaid interest under such Note into common equity at a price per share equal to the Capped Price or (ii) cause such Note to be repaid at the closing of such sale event, along with accrued interest thereunder plus a premium amount equal to 100% of the original principal amount invested hereunder.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, Example - In case of an event of default, the note is repaid to holders.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 50% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:

By: ____%%SUBSCRIBER_SIGNATURE%%____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%